Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Twelve months ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Pretax income	$400,258	$326,658	$370,351	402,600	245,206
Add fixed charges as adjusted (from below)	177,984	171,291	182,484	188,362	150,410
	$578,242	$497,949	$552,835	$590,962	$395,616
Fixed charges:
Interest expense:
Corporate	163,266	156,267	163,463	168,746	136,917
Amortization of deferred financing costs	5,859	5,826	9,434	8,825	5,443
1/3 of rental expense	8,859	9,198	9,587	10,791	8,050
Fixed charges	$177,984	$171,291	$182,484	$188,362	$150,410
Ratio (earnings divided by fixed charges)	3.25	2.91	3.03	3.14	2.63